August 8, 2005

Via U.S. Mail

Alan L. Boeckmann
Chief Executive Officer
Fluor Corporation
One Enterprise Drive
Aliso Viejo, California 92656

RE:		Fluor Corporation
      Form 10-K for the fiscal year ended December 31, 2004
      Response letter dated May 3, 2005
		File No. 1-16129

Dear Mr. Boeckmann:

      We have reviewed the above filing and response letter and have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for fiscal year ended December 31, 2004

General -

We note your May 3, 2005, response to our comment letter dated
March
29, 2005, and the clear distinction you make between Fluor and its subsidiaries in your response. Please confirm for us that Fluor Iran and FD Eurasia are the only Fluor subsidiaries that have any contact with Iran.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance